

**OurBanc Corporation.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
OurBanc Corporation.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 13, 2021

*Vincenzo Mongio*

## Statement of Financial Position

|  | As of December 31, 2020 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 150 |
| Total Current Assets | 150 |
| TOTAL ASSETS | 150 |
| | |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Related party payable | 4,594 |
| Total Current Liabilities | 4,594 |
| TOTAL LIABILITIES | 4,594 |
| EQUITY | |
| Common Stock | 50 |
| Accumulated Deficit | (4,494) |
| Total Equity | (4,444) |
| TOTAL LIABILITIES AND EQUITY | 150 |

## Statement of Operations

|  | Short Year Ended December 31, 2020 |
|---|---|
| Revenue | - |
| Cost of Sales | - |
| Gross Profit | - |
| Operating Expenses | |
| General and Administrative | 4,280 |
| Research and Development | 215 |
| Total Operating Expenses | 4,494 |
| Net Income (loss) | (4,494) |

## Statement of Cash Flows

| | Short Year Ended December 31, 2020 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (4,494) |
| Net Cash provided by (used in) Operating Activities | (4,494) |
| FINANCING ACTIVITIES | |
| Related party financing | 4,594 |
| Stock Issuances | 50 |
| Net Cash provided by (used in) Financing Activities | 4,644 |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | 150 |
| Cash at end of period | 150 |

## Statement of Changes in Shareholder Equity

| | Common Stock | | APIC | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|
| | # of Shares Amount | $ Amount | | | |
| Beginning Balance at 11/2/20 (inception) | - | - | - | - | - |
| Issuance of Common Stock | 5,000,000 | 50 | - | - | 50 |
| Additional Paid in Capital | - | - | - | - | - |
| Net Income (Loss) | - | | - | (4,494) | (4,494) |
| Ending Balance 12/31/2020 | 5,000,000 | 50 | - | (4,494) | (4,444) |

**OurBanc Corporation**
**Notes to the Unaudited Financial Statements**
**December 31st, 2020**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

OurBanc Corporation ("the Company") was formed in Delaware on November 2nd, 2020. The Company plans to earn revenue from fees and commissions earned from its community banking platform.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

   a.   the customer simultaneously receives and consumes the benefits as the entity performs;
   b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
   c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The CEO and shareholder advanced the Company $4.5k to fund startup costs. The amount does not accrue interest and is due at the discretion of the Company.

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**NOTE 5 – DEBT**

See Note 3.

**Debt Principal Maturities 5 Years Subsequent to 2020**

| Year | Amount |
|------|--------|
| 2021 | - |
| 2022 | - |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |

**NOTE 6 – EQUITY**

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 5,000,000 shares were issued and outstanding as of 2020 to a founder with an additional 2,500,000 issued subsequent to the date of these financials.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 13, 2021, the date these financial statements were available to be issued.

In April of 2021, the Company raised $60K in debt in the form of simple agreements for future equity (SAFE). The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement which typically reference a qualified financing or change of control event.

The Company also issued 2,500,000 of its Common stock to a founder in exchange for $25.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

*COVID-19*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.